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KH 3/26

SECURITI... ...SION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chicago Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 4375
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Gerbel — (312) 374-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

111South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECKONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/26

AFFIRMATION

I, Steven Gerbel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and schedules pertaining to Chicago Capital Management, L.P., as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Steven Gerbel
Managing Member of the General Partner
Chicago Capital Management, L.P.

2/19/13
Date

Notary Public

OFFICIAL SEAL
MORGAN McGRATH
NOTARY PUBLIC - STATE OF ILLINOIS
COMMISSION NO. 736991
MY COMMISSION EXPIRES AUGUST 12, 2014

Deloitte

Chicago Capital Management, L.P.

(SEC I.D. No. 8-50671)

Statement of Financial Condition as of December 31, 2012, Independent Auditor's Report, and Supplemental Report on Internal Control

PUBLIC

No Facing Page

Deloitte.

Chicago Capital Management, L.P.
(SEC I.D. No. 8-50671)

Statement of Financial Condition as of December 31, 2012, Independent Auditor's Report, and Supplemental Report on Internal Control

PUBLIC

Chicago Capital Management, L.P.
(SEC I.D. No. 8-50671)

Statement of Financial Condition as of December 31, 2012, Independent Auditor's Report, and Supplemental Report on Internal Control

PUBLIC

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P. (the "Partnership") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2013

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 191,283
Dividend receivable	621
Securities owned - at fair value, pledged as collateral	76,449,891
Other assets	30,317
Total Assets	$ 76,672,112

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, not yet purchased - at fair value	$ 25,783,889
Payables:	
Clearing Broker	9,176,792
Interest	545
Dividend	16,160
Limited Partners' withdrawals	2,023,430
Limited Partners' subscriptions received in advance	2,020,444
Accounts payable and accrued liabilities	101,396
Total Liabilities	39,122,656
Partners' Capital	$ 37,549,456
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 76,672,112

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Chicago Capital Management, L.P. (the "Partnership") an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange, Incorporated. The Partnership engages in proprietary trading within an investment objective to achieve superior risk adjusted returns. The general partner of the Partnership is Brown Trout Management, LLC (the "General Partner"), and an Illinois limited liability company.

The Partnership consists of several limited partners, one of which is the Chicago Capital Master Fund, Ltd. (the "Master Fund"), which owned approximately 20.14% of the Partnership. The Master Fund is a Cayman Islands Exempted Company which serves as an investment vehicle into the Partnership for Chicago Capital Management, LLC and Chicago Capital Offshore Fund, Ltd. (collectively the "Funds"). The General Partner serves as the investment manager to the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of securities owned and securities sold, not yet purchased.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 – *Fair Value Measurement*.

Cash and Cash Equivalents — Cash consists primarily of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Proprietary securities transactions are recorded on a trade-date basis.

Receivable from and Payable to Clearing Broker — Receivables from and payables to clearing broker primarily include margin borrowings collateralized by securities owned as well as net receivables/payables arising from unsettled trades. Due to the short term nature, the amounts recognized approximate fair value.

Income Taxes — The Partnership recognizes tax benefits only if it is more likely than not that a tax position(including the Partnership's assertion that its income is exempt from tax) will be sustained upon examination. The Partnership had no material uncertain tax positions and has not recorded a liability for unrecognized tax benefits as of December 31, 2012. Also, the Partnership had recognized no interest and penalties related to uncertain tax benefits in 2012. Tax years that remain open to examination in major tax jurisdictions include the tax years ended December 31, 2008 through December 31, 2012.

The Partnership is a limited partnership organized under the laws of Illinois. The Partnership is considered a flow-through entity for U.S. tax purposes and is not subject to entity level federal income tax. The Partnership is considered an investment partnership for Illinois tax purposes and is not subject to the Illinois Replacement Tax. The Partnership files returns in other states due to the tax residency of its partners, but the Partnership is not subject to tax in any of those states.

Recent Accounting Standards Updates — In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("*ASU 2011-04"), modifying Topic 820. At the same time, the International Accounting Standards Board ("IASB") issued international Financial Reporting Standard ("IFRS") 13, Fair Value Measurement. The objective by the FASB and IASB is convergence of their guidance on fair value measurements and disclosures. Specifically, the ASU 2011-04 requires non-public reporting entities to disclose for Level 3 fair value measurements, quantitative information about significant unobservable inputs used and a description of the valuation processes used by the reporting entity. The Partnership adopted the guidance and has reflected the new disclosures in the statement of financial condition. The adoption of this guidance did not have an impact on the Partnership's financial statement or disclosures.

3. PARTNERS' EQUITY

Subject to certain limitations as outlined in the Partnership's Confidential Private Placement Memorandum, the Partnership offers interests for subscription on the first day of each calendar quarter and at additional times as the General Partner, in its sole discretion, may permit. Accepted subscribers are admitted as limited partners (the "Limited Partners"). The General Partner may decline to accept a subscription by any person for any reason, in its sole discretion.

Subject to certain restrictions, a Limited Partner may, upon at least 30 days' prior written notice, or at such other times and upon such conditions as the General Partner, in its sole discretion, shall determine, withdraw, in whole or in part, its interest as of the last day of a calendar quarter. The General Partner, in its sole discretion, may refuse to permit a partial withdrawal if the amount of the partial withdrawal is less than $250,000 or if, following such withdrawal, the withdrawing Limited Partner would own an interest with a net asset value of less than $250,000. Under certain circumstances, the Partnership may suspend withdrawals entirely or delay payment until such time as such circumstances no longer exist. Limited Partners will not be permitted to withdraw their interests unless they have held such interests for more than one year.

Limited Partners will not participate in the management or operations of the Partnership and have limited voting rights.

4. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Partnership's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned — Securities owned consists of exchange-traded equity securities such as common stock, convertible preferred stock, and equity warrants. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. For equity securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Sold, Not Yet Purchased— Securities sold, not yet purchased consists of common stock. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's net assets as of December 31, 2012 is as follows:

Valuation Inputs	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities Owned:				
Common Stock	$ 67,715,095	$ -	$ -	$ 67,715,095
Convertible Preferred Stock	8,734,250	-	-	8,734,250
Equity Warrant	-	546	-	546
Total	$ 76,449,345	$ 546	$ -	$ 76,449,891
Securites Sold, Not Yet Purchased:				
Common Stock	$ 25,783,889	$ -	$ -	$ 25,783,889
Total	$ 25,783,889	$ -	$ -	$ 25,783,889

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2012, other than securities sold, not yet purchased.

5. CLEARING AGREEMENT

The Partnership has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to full customer margin requirements of Regulation T. Outstanding margin as of December 31, 2012 is collateralized by securities owned and bears interest equal to the Fed Funds rate plus a surcharge that is dependent on the classification of the underlying securities. As of December 31, 2012, liquid securities bear interest equal to the Fed Funds rate, or .47%. As of December 31, 2012, investment grade convertible securities bear interest equal to the Fed Funds rate plus .50%, or .97%. As of December 31, 2012, sub-investment grade convertible securities bear interest equal to the Fed Funds rate plus .65%, or 1.12%. The agreement requires that the Partnership maintain a minimum net equity of $1 million with GSEC.

6. RELATED-PARTY TRANSACTIONS

The partnership agreement provides the General Partner shall solely conduct and manage the business of the Partnership. The General Partner is entitled to one or more fees depending on the class of interests held by the limited partner and the amount invested by such limited partner. The Partnership pays the General Partner a quarterly management fee equal to a percentage of net assets and/or special performance allocation with respect to the cumulative trading profit in each limited partners' capital account at the end of each quarter, as indicated by respective class below.

	Special Allocation	Management Fee (per annum)
Class A	40%	0%
Class B	30%	0%
Class C*	20%	1%
Class D**	0%	0%
Class E	20%	0%

*Class C available only to limited partners with at least $3 million invested in the Partnership
**Class D available only to Chicago Capital Master Fund, Ltd.

In addition, to the extent that the Partnership does not generate a cumulative trading profit at the end of a quarter, the Partnership shall reimburse the General Partner for any operating expenses incurred by the General Partner during such calendar quarter.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISKS

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts ("credit risk") and from changes in the values of the underlying financial instruments ("market risk"). The Partnership is subject to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The Partnership is subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Partnership's financial condition.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000.

At December 31, 2012, the Partnership had net capital of $21,034,889 which was $20,757,424 in excess of its required net capital of $277,465. The Partnership's ratio of aggregate indebtedness to net capital was 0.20 to 1.00.

Capital withdrawals are anticipated to be made by the partners within the first six months of 2013, subject to applicable regulatory limitations.

10. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2012 to assess the need for potential recognition or disclosure in this statement of financial condition. Such events were evaluated through the date the statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 19, 2013

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Chicago Capital Management, L.P. (the "Partnership") as of and for the year ended December 31, 2012 (on which we issued our report dated February 19, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited